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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38635

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/1/2024** AND ENDING **9/30/2025**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Calton & Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2701 N. Rocky Point Dr., Ste. 1000

(No. and Street)

Tampa	**FL**	**33607**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David S. Cole	**(813) 264-0440**	**dcole@calton.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prida, Guida & Perez, P.A.

(Name – if individual, state last, first, and middle name)

2504 West Kathleen Street	**Tampa**	**FL**	**33607**
(Address)	(City)	(State)	(Zip Code)
10/08/2019		**6550**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Cole _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Calton & Associates, Inc. _____, as of September 30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALTON & ASSOCIATES, INC.

Financial Statements
September 30, 2025

TABLE OF CONTENTS



PRIDA GUIDA & PEREZ, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2504 W. Kathleen Street

Tampa, FL 33607

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Calton & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calton & Associates, Inc. (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prida Guida & Perez

Prida, Guida & Perez, P.A.
Tampa, Florida
December 24, 2025

We have served as Calton & Associate's auditor since 2019.

CALTON & ASSOCIATES, INC.
Statement of Financial Condition
As of September 30, 2025

ASSETS

Cash and cash equivalents	$	6,995,913
Receivables		
Clearing agents		1,191,408
Commissions and fees		1,587,736
Registered representatives		143,228
Securities owned - at fair value		189,451
Prepaid expenses		899,864
Property & equipment, net		151,287
Operating lease right-of-use assets		1,243,924
Intangible assets, net		3,291,450
Deferred tax asset, net		706,218
Deposits		342,778
Total Assets	$	16,743,257

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	42,471
Earn-out liability		1,397,284
Accrued expenses		
Commissions and wages		5,623,163
Employee benefits		332,880
Other accrued expenses		1,396,426
Operating lease liabilities		1,471,320
Total Liabilities		10,263,544

SHAREHOLDERS' EQUITY

Common stock		
Class A: Voting and participating stock, no par value, 37,500,000 shares authorized, 3,131,166 shares issued and outstanding		-
Class B: Voting and participating stock, no par value, 37,500,000 shares authorized, 0 shares issued and outstanding		-
Retained earnings		6,479,713
Total Shareholders' Equity		6,479,713
Total Liabilities and Shareholders' Equity	$	16,743,257

Read the accompanying notes to the financial statement.

Note 1 – Organization and Nature of Business

Calton & Associates, Inc. (the "Company") is a fully disclosed registered securities broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA") and a Registered Investment Advisory firm with the Securities Exchange Commission. The Company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities, mutual funds, insurance products and investment advisory services through a national network of independent financial advisors. These financial statements include the Company's wholly owned subsidiaries, Dominion Portfolio Management, Inc. ("DPM") and Mutual Trust Asset Management, Inc. ("Mutual"), which were acquired by the Company on June 30, 2023 and September 30, 2024, respectively.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – In accordance with generally accepted accounting principles ("GAAP"), the Company maintains its books on the accrual basis of accounting. These financial statements present the accounts of the Company, DPM and Mutual since the dates of acquisition and all intercompany accounts and transactions have been eliminated.

Business Combinations – In 2023, the Company adopted the private company accounting alternative for the recognition of intangible assets in a business combination provided in FASB ASC 805-20. Based on that alternative, the Company does not separately recognize and measure certain customer-related intangibles and non-compete agreements acquired in a business combination but rather subsumes them into goodwill. The Company estimates the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. The fair value of assets acquired and liabilities assumed are determined using market and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. Adjustments to the purchase prices and the allocation of consideration to the assets and liabilities transferred to the Company for the difference between the estimate of the values of consideration and the actual amounts within the first 12 months after the acquisition date ("measurement period") are recorded as an adjustment to goodwill. Following the measurement period, adjustments are recorded to earnings.

Cash and Cash Equivalents – The Company defines cash and cash equivalents as highly liquid investments, including treasury bills and money market accounts, with original maturities of less than ninety days.

Receivables from Clearing Agents and Commissions and Fees – Receivables from clearing agents consists of commissions due from securities and other transactions placed through the clearing firms. Commission and fee receivables include commission receivables from mutual funds, insurance, and alternative investment product sponsors. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Note 2 – Summary of Significant Accounting Policies (continued)

Receivables from Registered Representatives – The Company records receivables from registered representatives for advances, commission chargebacks, fees due and other items arising in the normal course of operations. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Property and Equipment - Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed on the straight–line basis using the estimated life of the asset, generally three to seven years except for leasehold improvements. Leasehold improvements are depreciated on a straight-line basis over their estimated useful life or the term of the lease, whichever is shorter. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Intangible Assets – The Company's identifiable intangible assets arise from the purchase of a client list, recorded at cost and amortized on a straight-line basis over ten years.

The Company records the excess of the purchase price over the estimated fair value of the tangible and identifiable assets acquired and liabilities assumed in connection with business combinations as goodwill. The Company amortizes goodwill on a straight-line basis over a period of ten years. Impairment of goodwill is tested at the entity level when a triggering event occurs that indicates the fair value of the entity may be below its carrying amount.

Earn-out Liability – On June 30, 2023 (the "Closing Date"), the Company acquired the operations of another Broker Dealer, together with all the outstanding stock of their separate Investment Adviser legal entity, under an Asset Purchase Agreement and a Stock Purchase Agreement, respectively (the "Dominion Agreements"). Under the Dominion Agreements, the Company is obligated to pay an "earn-out" amount for a period of four (4) years following the one-year anniversary of the Closing Date. This earn-out amount is determined based on several revenue factors including, but not limited to, the commissions and advisory fees generated by both businesses (calculated at 5% of gross), and 20 basis points on money funds to which the Company received rebates from one of its clearing agents. Since these amounts are subject to fluctuations in the economy (interest rates) and the volume of commissionable transactions, the original estimate of the valuation of the Agreements can change during the earn-out period.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes – The amount of current and deferred taxes or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of

Note 2 – Summary of Significant Accounting Policies (continued)

unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value Measurements – The Company records certain assets at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

> Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset of liability either directly or indirectly.

> Level 3 – Unobservable inputs for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Revenue Recognition - The Company's primary customer-related revenue streams include securities commissions for trades placed at the clearing agents which are recorded on a trade-date basis and mutual fund, insurance, and alternative investment commissions which are also recognized on a trade-date basis.

The Company also receives fees for investment advice and records this revenue over time as the performance obligation is satisfied.

Additionally, the Company receives distribution fees from fund companies that may be paid up front, over time, or when the investor exits the fund. Fixed amounts are recognized on trade-date and variable amounts are recognized at the time market values and investor activities are known, usually monthly or quarterly, as performance obligations are satisfied. These amounts are included in the commission income.

Leases – The Company recognizes a lease liability and right-of-use asset on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using the risk-free discount rate, determined using a period comparable with that of the lease term. Leases with an initial term of twelve months or less are excluded from the statement of financial condition, and those lease payments are recognized on a straight-line basis over the lease term, and variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Note 3 – Restricted Cash

At September 30, 2025, there is restricted cash of $663,508 held in an account with a clearing agent to collateralize securities trading and inventory accounts. This amount is included in cash and cash equivalents.

Note 4 – Investments

Investments are composed of available-for-sale securities measured at fair value on a recurring basis. Below are the Company's investments measured at fair value on a recurring basis as of September 30, 2025 by the fair value hierarchy described in Note 2:

	Level 1	Level 2	Level 3	Fair Value
Equity securities	$ 189,451	-	0	$ 189,451
Total	$ 189,451	0	0	$ 189,451

Note 5 – Property & Equipment

At September 30, 2025, property and equipment consists of the following:

Equipment	$ 84,726
Leasehold Improvements	162,057
Furniture	118,247
Total	365,030
Less: Accumulated Depreciation	(213,743)
	$ 151,287

Note 6 – Intangible Assets

At September 30, 2025, intangible assets consist of the following:

Goodwill	$ 4,060,823
Customer list	425,000
Less: Accumulated Amortization	(1,194,373)
	$ 3,291,450

The weighted average amortization period remaining is 7.67 years. Amortization expense is expected to be $406,082 from 2026 through 2030.

Note 7 – Business Combinations

On November 11, 2024, (the "Closing Date"), the Company acquired the rights to purchase customer accounts from a Broker Dealer under an Asset Purchase Agreement. Under the agreement, the Company paid $100,000 on the Closing Date, with a subsequent payment of $100,000 due on the one-year anniversary of the Closing Date.

Supplemental Non-Cash Investing and Financing Activity:

In connection with the business acquisition, no liabilities were assumed and goodwill was recorded as follows:

Fair value of assets acquired (Goodwill)	$	196,155
Cash paid		(100,000)
Earn-out liability	$	96,155

Note 8 – Income Taxes

The deferred tax asset consists of the following as of September 30, 2025:

Deferred tax assets		
Operating leases	$	60,328
Accrued expenses		599,967
Intangible asset		65,772
Other		10,466
		736,533
Deferred tax liability		
Property and equipment		(30,315)
		(30,315)
Deferred tax asset, net	$	706,218

Note 9 – Leases

The Company is obligated under two non-cancellable operating leases for the rental of office space. At September 30, 2025, future minimum lease payments are as follows:

Year ended September 30:	
2026	$ 326,421
2027	304,922
2028	314,077
2029	323,525
2030	333,225
	1,602,170
Less: imputed interest	(130,850)
	$ 1,471,320

The weighted average remaining lease term for the Company's operating leases is 4.92 years and the weighted average discount rate is 3.38%.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 10 - Contingent Liabilities

Loss contingencies – In the ordinary course of its business, the Company becomes involved in various legal proceedings including civil and class action lawsuits, regulatory examinations and investigations and other disputes. Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. The Company maintains errors and omissions insurance coverage for securities-related claims.

At September 30, 2025, the Company is party to various securities and non-securities related legal proceedings. The accompanying statement of financial condition reflects accrued legal costs and settlement expenses in the amount of $888,809 included in other accrued expenses. A significant portion of the potential claims is covered by insurance.

Note 11 – Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is in business as an introducing broker-dealer. The Company's activities through the clearing broker-dealer may expose the Company to off-balance sheet risk in the event that customers or other third parties fail to satisfy their obligations. In the event a customer fails to satisfy its obligations, the Company

Note 11 – Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company maintains cash and cash equivalents in bank and securities accounts which, at times, may exceed federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

Note 12 – Net Capital Requirements

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $1,981,539, representing an excess over required net capital of $1,456,139. The ratio of aggregate indebtedness to net capital was 398% at September 30, 2025.

Note 13 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and make resource allocation decisions. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies and the segment revenue and expenses are included in the statement of operations for the year ended September 30, 2025.

Note 14 – Subsequent Events

The Company has evaluated events through December 24, 2025, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure in the financial statements.